SK Corporation
99, Seorin-dong, Jongro-gu,
Seoul 110-110, Korea
TEL:82-2-2121-5114
FAX:82-2-2121-7001

03032988

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

October 16, 2003

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Documents that have been made public, filed or distributed in Korea
- Press releases

Yours Sincerely,

Hyun Chun Jung
Senior Manager
Investor Relations Team

dw 10/31

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

Oct 16, 2003

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from May 1 to June 30, 2003

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
None	

File No.
82-3901

Reports to KSE

Application for Company Reorganization of an Affiliated Company	May 2, 2003
Lawsuits related to Matters other than the Listed Securities	May 7 2003
General Fair Disclosure Obligation	May 12, 2003
Leasing Real Estate to Major Shareholders etc.	May 16, 2003
Financial Results (Fair Disclosure)	May 27, 2003
Suspension of Transaction with Byers/Suppliers	May 29, 2003
General Fair Disclosure Obligation	May 29, 2003
Other Matters to be Disclosed	Jun 3, 2003
Application for Company Reorganization of an Affiliated Company	Jun 9, 2003
Other Matters to be Disclosed	Jun 16, 2003
Business and Management Plan (Fair Disclosure)	Jun 16, 2003
Business and Management Plan (Fair Disclosure)	Jun 23, 2003
Financial Results (Fair Disclosure)	Jun 27, 2003

General Press Releases

News compilation of which the abstracts are translated into English	May 1 ~ Jun 30, 2003

File No.
82-3901

Reports to FSC

1. Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

None

File No.
82-3901

Reports to KSE

2. Public Notices to the Korea Stock Exchange

Application for Company Reorganization of an Affiliated Company (May 2, 2003)

1. Details of affiliated company
   - Name of company: SK Global Asia-Pacific
   - Paid-in capital (KRW): 88,864,387,091
   - Total number of outstanding shares: 123,400,000
   - Business area: Trading, Wholesale and Retail

2. Details of investment
   - Capital contribution (KRW): 41,989,929,100
   - Number of shares held: 43,398,630 (39.22%)

3. Details of application
   - Applicant: SK Global Asia-Pacific (The company)
   - Jurisdiction: High Court of the Republic of Singapore
   - Reasons for application: To rehabilitate business through court receivership
   - Application date: Apr 30, 2003

4. Effects on the company: Difficulty in collecting invested capital

5. Proposed action plan: To make necessary plans according to commencement of corporate reorganization

6. Total assets at the end of the previous fiscal year (KRW): 13,825,620,764,000

7. Others: Foreign exchange rate is W1,213.90/$ as of May 2, 2003.

Lawsuits related to Matters other than the Listed Securities (May 7, 2003)

1. Litigants
   - Plaintiff: UBAF Bank
   - Defendant: SK Corporation

2. Date on the lawsuit filed: May 6, 2003

3. Purpose of lawsuit: To cancel the purchase of stakes in SK Global's service stations

4. Competent court: The Supreme Court of Seoul

5. Value of service stations sought by lawsuit (KRW): 214,519,262,899
   - Paid-in capital at the end of the previous fiscal year (KRW): 644,755,840,000
   - Ratio to paid-in capital (%): 33.27

6. Proposed action plan: To cope with the lawsuit

7. Total assets at the end of the previous fiscal year (KRW): 13,825,620,764,000

8. Others: The lawsuit is not to request value amount of service stations but to cancel the purchase of stakes in service stations of SK Corp. from SK Global.

General Fair Disclosure Obligation
(May 12, 2003)

1. The following statement is a press release that explains SK Corporation's position regarding today's Press Release made by Sovereign Asset Management.

   - SK Corporation already made clear its basic position and principle several times that SK Corporation would do its utmost to enhance Shareholder/Creditor/Customer interests and management transparency led by Board of Directors.
   - In this regard, we would like to clarify that there has been no change in our position. After the due diligence for SK Global is completed, SK Corporation will take the most appropriate action which will be in the interests of all shareholders.

2. Selective Disclosure
   - Information provider: SK Corp. PR Team
   - Information recipient: The press
   - Time/Place and name of event: May 12, 2003 / Press release

3. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

4. Others: None

Leasing Real Estate to Major Shareholders etc. (May 16, 2003)

1. Name of the company: SK Global
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: May 15, 2003
   - Real estate leased: 167 Service Stations
   - Location of real estate: Nationwide
   - Specifics of lease
     - Period: Jan 1, 2003 ~ Dec 31, 2003
     - Deposit (KRW): 647,208,000
     - Rental Payment (KRW): 766,020,000

3. Purpose of transaction: To lease service stations

4. Decision date (date of board resolution): May 15, 2003
   - Outside director: Present (5). Absent (-)
   - Auditor: Present

5. Applicability to Fair Trade Act: Yes

6. Others: None

7. Date of relevant disclosure: None

Financial Results (Fair Disclosure)
(May 27, 2003)

1. Type of information: SK Corp Sales Results (April 2003)

2. Details
   - Period: April 2003
   - Results:

(Bil KRW)

	Apr 2003	Mar 2003		Apr 2002	
		Results	Changes	Results	Changes
Petroleum	762	1,039	-27%	834	-9%
Petrochemical	261	269	-3%	228	14%
Lubricant	38	29	31%	36	7%

① Petroleum: Sales volume and amount decreased by 10% and 27% respectively due to seasonal effect, lower crude oil price and maintenance shutdown of No.2 CDU(115,000 B/D, 4/1~5/6).

② Petrochemical: Sales volume slightly increased but sales amount decreased due to weak petrochemical product price.

③ Lubricant: Sales volume and amount sharply increased from previous month.

3. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Analysts and investors
   - Time/Place and name of event: Information to be uploaded on the company web site on 27, May.

4. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

5. Others: Refer to the attached for more detailed information

Suspension of Transaction with Byers/Suppliers (May 29, 2003)

1. Name of customer: SK Global

2. Suspension date: May 29, 2003

3. Expected suspension period: May 29, 2003 ~ unknown

4. Reasons for suspension: Suspension of payment for petroleum products sales by SK Global creditor banks

5. Details of transaction: Supply of petroleum products

6. Transaction volume
   - Amount (KRW): 5,637,280,000,000
   - Ratio to sales (%): 42.11

7. Sales in the previous fiscal year (KRW): 13,388,150,896,000

8. Anticipated effects of suspension: Suspension of petroleum products supplies to SK Global

9. Proposed action plan: To prevent customer damage and inconvenience by directly supplying to service stations or sales agencies operated by the company.

10. Total assets at the end of the previous fiscal year (KRW): 13,825,620,764,000

11. Others: None

General Fair Disclosure Obligation
(May 29, 2003)

1. The following statement is a press release regarding resumption of transaction with SK Global.

   - SK Corporation decided to reopen transaction with SK Global. The reason for reopening is payment conducted by SK Global at 17:00 today (5/29).
   - The company hopes that peaceful business relationship with SK Global creditor banks continued thereafter which is in the interest of domestic economy and industrial activity.

2. Selective Disclosure
   - Information provider: SK Corp. PR Team
   - Information recipient: The press
   - Time/Place and name of event: May 29, 2003 / Press release

3. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

4. Others: None

Other Matters to be Disclosed
(Jun 3, 2003)

"SK Corp. made a contract with KNOC (Korea National Oil Corporation) for agency business and credit line support for crude oil import"

1. Purpose: Stable supply of petroleum products in domestic market

2. Contract Period: 2~3 months from Jun, 2004

3. Details of contract: Agency business and credit line support for crude oil import by KNOC

4. Contract volume: 500 million US dollars

Lawsuits related to Matters other than the Listed Securities (Jun 9, 2003)

1. Litigants
   - Plaintiff: Hana Bank
   - Defendatn: SK Corporation

2. Date on the lawsuit filed: Jun 9, 2003

3. Purpose of lawsuit: To cancel the purchase of stakes in SK Global's service stations

4. Jurisdiction: The Supreme Court of Seoul

5. Value of service stations sought by lawsuit (KRW): 214,519,262,899
   - Paid-in capital at the end of the previous fiscal year (KRW): 644,755,840,000
   - Ratio to paid-in capital (%): 33.27

6. Proposed action plan: To cope with the lawsuit

7. Total assets at the end of the previous fiscal year (KRW): 13,825,620,764,000

8. Others: The lawsuit is not to request value amount of service stations but to cancel the purchase of stakes in service stations of SK Corp. from SK Global.

Other Matters to be disclosed
(Jun 16, 2003)

SK Corp. BoD Resolution on participation in the SK Global workout Program

1. Date and place of board resolutinon: Jun 15, 2003 / SK Corp. Head Office

2. Attendance: 8 out of 10 directors (All 5 outside directors attended)

3. Prerequisites (Unanimous Vote)

   ① Creditors should reach an agreement for a restructuring plan for SK Global, which mainly includes debt restructuring so that SK Global can stay listed in the KSE and be normalized within a reasonable period of time.
   ② BoD Resolution will be validated only if it is confirmed and reported to the SK Corp. BoD that condition ① has been met.
   ③ Collateral will be required for account receivables generated from continued business relationship with the SK Global Energy Sales Division as other clients/customers.
   ④ Assurances of participation in the SK Global workout program should be approved by SK Telecom BoD and signed by CEO of SK Telecom
   ⑤ When SK Corp. and SK Global cancels the previous transaction with regards to the purchase by SK Corp. of stakes in SK Global's service stations, SK Global should pay back in cash and Creditors should withdraw related legal disputes
   ⑥ Creditors should exert their best to restore credit lines to SK Corp. to levels before creditors took joint control of SK Global.

4. Resolutions

   ① Agenda 1: Approval of 850 billion KRW investment in SK Global
      - In the form of debt-to-equity swap, invest in cash with reimbursements of equivalent amount of A/Rs if needed, Creditors invest the same amount in common shares at the same time
      - Vote after deliberation: Adopt (6), Reject (1)
   ② Agenda 2: Approval of definite promises for continuation of business relationship with SK Global
      - Continue business relationship with SK Global in terms of petroleum and petrochemical transactions so that SK Global can achieve its EBITDA target
      - Vote after deliberation: Unanimous

③ Agenda 3: Approval to cancel the purchase of stakes in SK Global's service stations
- SK Global pays back in cash and cancels the transaction
- Vote after deliberation: Unanimous

④ Agenda 4: Approval of Corporate governance improvement program
- Select a independent consulting firm after a forum with major shareholders, then cooperate to develop and execute a Corporate governance program which will be approved at the shareholders' meeting.
- Vote after deliberation: Unanimous

[11]

Business and Management Plan (Fair Disclosure) (Jun 16, 2003)

1. Type and purpose of the plan
   ; Business alliance with domestic/foreign company

2. Object of business plan
   ; Distribution and sales of PlayStation to PlayStation Entertainment Room by signing exclusive dealership contract with Sony Computer Entertainment (SCEK)

3. Project schedule
   - Signed with SCEK on marketing of PS2 in Sept. 2002
   - Plan to sign the business alliance with SCEK on PlayStation Entertainment Room in June 16, 2003

4. Details
   - Purchasing commercially licensed PS2 and software from SCEK for sales to PlayStation Entertainment Room owners
   - Maximizing sale and profit using OKcashbag and existing marketing network of SK Corporation

5. Expected output
   - Increase sales of PS2
   - Generate profit by the new business model, "PlayStation Entertainment Room"
   - Acquire the marker leadership in up-coming new PlayStation products and software

6. Difficulty Factors: N/A

7. Decision date (date of board resolution): N/A

8. Selective Disclosure
   - Information provider: SK Corp. PR Team
   - Information recipient: The press
   - Time/Place and name of event: Jun 16, 2003 / Press release

9. Point of Contact:

- Disclosure officer: Senior Vice President Jeong Joon Yu
- Person in charge: Joon Hee Lee
- Department: IR Team

10.Others: None

Business and Management Plan (Fair Disclosure) (Jun 23, 2003)

1. Type and purpose of the plan
   ; Developing new technology (product)

2. Object of business plan
   - Enter the global hot water/heating pipe market with the next generation hot water/heating pipe material PE-RT(Polyethylene Raised Temperature) developed by SK Corporation
   - Promote SK Corp's product standard as the global standard

3. Project Schedule: 2003~2007

4. Details
   - Acquire certification as new material from Bodycote-Broutman
   - Achieve sales amount 45 million dollars, which is 10% of the global market by 2005
   - Promote SK Corp.'s product standard as ISO standard
   - Dominate the global hot water/heating pipe market in 2007

5. Expected output: Sales revenue of 45 million USD when target achieved in 2005

6. Difficulty Factors: N/A

7. Decision date (date of board resolution): N/A

8. Selective Disclosure
   - Information provider: SK Corp. PR Team
   - Information recipient: The press
   - Time/Place and name of event: Jun 23, 2003 / Press release

9. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

10. Others: None

Financial Results (Fair Disclosure)
(Jun 27, 2003)

1. Type of information: SK Corp Sales Results (May 2003)

2. Details
   - Period: May 2003
   - Results:

(Bil KRW)

	May 2003	Apr 2003		May 2002	
		Results	Changes	Results	Changes
Petroleum	748	762	-2%	893	-16%
Petrochemical	219	261	-16%	212	+3%
Lubricant	30	38	-22%	28	+6%

① Petroleum: Lowered products price by weakened KRW despite crude price rise and a decrease in sales volume due to seasonal effect resulted in a sales amount decrease by 2%.

② Petrochemical: Sales volume increased by 8% but sales amount decreased by 16% due to a weak petrochemical product price.

③ Lubricant: Sales volume and amount decreased by 21% and 22% due to a decrease in export volume.

3. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Analysts and investors
   - Time/Place and name of event: Information to be uploaded on the company web site on 27, Jun.

4. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

5. Others: Refer to the attached for more detailed information

3. Press Releases

SK Global up on hope of normalization
(May 16, 2003)

SK Global Co. (one of main subsidiaries of SK Corp.) surged more than 10 percent, settling above the 3,000 won level, after it posted a net profit of 27.1 billion won for the first quarter, boosting the expectations that the troubled trading company may be able to normalize its business.
An official at SK Global Co. said that normalization is quite possible if it succeeds in restructuring itself and strengthens its sales operation. It posted first-quarter sales similar to those of the previous year, though its ordinary profit has suffered a dip.

SK Still Wary of Sovereign's Hostile Takeover Bid
(Mar 22, 2003)

SK Group is mapping out contingency plans against a possible hostile takeover attempt of its flagship company SK Corp. by Sovereign Asset Management Ltd.
The Monaco-based investment fund, which holds 14.99 percent of SK Corp., has insisted that it is a long-term investor to the country's leading oil refinery and hopes only to improve transparency at the firm.
But SK officials are dubious about Sovereign's true intentions.
They do not rule out the possibility that Sovereign will seek managerial rights in SK Corp. with the aim of controlling SK Telecom, the ``cash cow'' of the country's fourth-largest conglomerate.
SK Corp, the de-facto holding company of the SK Group, is the largest shareholder of SK Telecom with a 20.85 percent stake.
``It is true that we requested two consulting firms in Seoul to map out strategies to defend the company against hostile takeover threats,'' SK Group spokesman Koo Sang-youn said.
The SK Group has also closely monitored the latest movements of Sovereign since it built up the stake in SK Corp. between March and April, when its share price was battered by an accounting scandal at its affiliate, SK Global.
But the official stopped short of disclosing concrete measures, saying, ``It is not a good time to talk about the measures, as there are various probabilities involving Sovereign's intention and future moves.''
According to the worst-case scenario, Sovereign will try to take control of both SK Corp. and SK Telecom by taking four steps _ preparation, purchase of shares in SK Corp., liquidation of SK Global, and disbanding of SK Group.
SK officials think that the current situation coincides with the third stage because Sovereign is trying to prevent SK Corp. from bailing out its ailing trading affiliate.
In the case of SK Global's survival, Sovereign may reduce its stake in SK Corp. from 14.99 percent to 9.99 percent by selling its shares to a collaborative third party.
If Sovereign's stake drops below 10 percent, SK Corp. will lose its status as foreign-invested firm.
That means SK Corp. will be subject to the cross-equity limitation regulations, which will result in a reduction in the voting rights of shares friendly to SK affiliates, from 24 percent to 6 percent.
In that case, Sovereign with its 9.9 percent stake will be able to obtain the managerial rights of SK Corp. by combining its shares with those held by a collaborative third party.
Sovereign reaffirmed yesterday that its support for SK Corp. is aimed at corporate

governance reform and transparent management only.

``To that end, we have retained Lazard, an advisory firm with outstanding credentials in restructuring and a long history in Korea, as our advisor,'' the fund said in a statement.

It also stressed that Sovereign has never engaged in a hostile takeover, is not a hedge fund, does not use leverage and has never engaged in the short-term sale of securities.

``Under normal circumstances, our average investment horizon exceeds 4 years,'' it said.

S&P keeps SK Corp. on negative credit watch
(May 27, 2003)

Standard & Poor`s Ratings Services said yesterday that its long-term `BB+` rating on SK Corp. remains on CreditWatch with negative implications, following a recent breakdown in negotiations between the SK Group and its creditor banks over support to SK Global, the group`s troubled trading unit.

The current rating of `BB+` could be maintained if SK Corp. is able to limit its financial and operational support to SK Global, and if SK Corp.`s access to financing is not impaired, enabling the company to maintain its current level of operations, the rating agency said.

"However, if SK Corp.`s access to liquidity is significantly reduced and the company becomes even more dependent on its creditor banks for financing, it may be unable to refuse the demands of the banks," S&P said.

Depending on the outcome, SK Corp.`s credit quality could deteriorate further, possibly resulting in a downgrade of several notches, the rating agency said.

The ultimate lifting of the CreditWatch placement can only take place after the completion of SK Global`s three-month workout program, which is tentatively scheduled to end in June.

SK Corp. is currently the largest shareholder of SK Global, holding a stake of 38.7 percent.

SK Corp.`s foreign ownership highest
(May 30, 2003)

The foreign ownership of SK Corp. - the flagship unit of SK Group - reached 39.17 percent as of yesterday, a record-high level.

Korea`s biggest oil refiner has been weighed down by the revelation of an accounting fraud at its sister company, SK Global, in mid-March this year.

SK Corp.`s foreign ownership ratio is 4 percentage points higher compared with a month ago when Crest Securities completed its stake buyout in SK Corp.

Observers say the scrambling by foreign investors to SK Corp. may be based on assumptions that the oil refining company may be spun off from the group.

【60】

SK Corp. Board OKs Bailout for Trading Affiliate
(Jun 15, 2003)

SK Corp.'s board of directors yesterday approved a bailout package for SK Global, opening the way for the normalization of operations at the troubled trading affiliate, during a day-long meeting at company headquarters in downtown Seoul.
With the approval of the plan, SK Corp. will proceed to convert 850 billion won ($711 million) of debt in SK Global into equity and seek another debt-for-equity swap, if necessary, totaling 150 billion won if the scandal-ridden company posts worse-than-expected operating figures.
It is also expected that SK Global will write off an additional 600 billion won in overseas accounts receivable.
SK officials had expressed deep concern over the future of SK Global, as outside directors and executives of SK Corp. are at severe odds over how to handle SK's trading unit but the directors agreed that it would be more beneficial to keep it afloat.
Eight of the 10 directors, including vice-chairman Hwang Doo-yul, CEO Kim Chang-geun and attorney Ha Jook-bong, showed up for the session at 10 a.m. and spent the next 11-odd hours reviewing some 500 pages of details on the bailout of SK Global.
With SK chairman Son Kil-seung abstaining from participating in the meeting, and Kim's voting right suspended due to a court injuction, four out of the remaining seven directors had to approve of the bailout plan.
Outside, union workers from SK Corp. formed a picket line outside the building, demanding they say ``no" to rescuing SK Global.
The creditors of SK Global are scheduled to meet tomorrow to accept the debt-for-equity proposal and open a session of the steering committee to appoint a new lineup for the top management.
The creditors are expected to freeze all of SK Global's debts through 2007 and initiate aggressive restructuring to normalize the trading company.
``The question was which was more beneficial for SK Corp. from a purely commercial point of view. To help normalize SK Global or leave its creditors to seek court receivership and eventually liquidate the company," said one director who asked not to be named.
Tension was mounting over the outcome of the meeting, especially after Chey Tae-won, scion of SK Group, was convicted last Friday of insider trading and accounting fraud at SK Global. He was sentenced to three years in prison.
SK Group, which had expected the court to dismiss charges against Chey or at least hand down a suspended sentence, had insisted that the verdict would not disrupt the bailout package for SK Global.

Even though Chey was sentenced to prison time, SK officials said there will be no major changes to the conglomerate's leadership. SK chairman Son Kil-seung, who faced similar charges, was given a suspended sentence.

While SK officials were trying to cover up their worries, Monaco-based Sovereign Asset Management, the largest shareholder of SK Corp., is poised to step up its interference in management decisions.

In recent months, uncertainty about SK Global's fate has paralyzed the nation's financial market.

In the first quarter of the year, prosecutors uncovered evidence that the trading company had inflated profits by about 1.55 trillion won ($1.29 billion) and hidden an additional 500 billion won in bank loans over a period of several years.

For weeks, investors dumped shares of SK Group affiliates on the Korean stock market after Chey Tae-won and nine other executives were indicted for accounting and stock fraud in February.